UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No __ )*

                              GENERAL DEVICES INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    369514302
                                 (CUSIP Number)

                                 John Shin, Esq.
                        Silverman Sclar Shin & Byrne PLLC
                              381 Park Avenue South
                               New York, NY 10016
                                 (212) 779-8600
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 24, 2006
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      Jack Silver
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a) |_|
                                                                (b) |X|
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3.    SEC Use Only

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4.    Source of Funds (See Instructions)

                  OO
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d)
      or 2(e)

      [X]
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6.    Citizenship or Place of Organization United States citizen

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Number of               7. Sole Voting Power:            7,872,808 (1)
Shares Bene-            --------------------------------------------------------
Ficially
Owned by                8. Shared Voting Power:          0
Each Reporting          --------------------------------------------------------
Person   With:
                        9. Sole Dispositive Power:       7,872,808 (1)
                        --------------------------------------------------------

                        10. Shared Dispositive Power:    0
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      7,872,808 (1)
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      (1) As described in Items 4 and 5 below, Jack Silver and Sherleigh
Associates Inc. Defined Benefit Pension Plan may be deemed to be part of a group with Pequot (as defined below) pursuant to the terms of the Stockholders Agreement (as defined below). Mr. Silver and Sherleigh do not affirm to be part of a group and expressly disclaim beneficial ownership of the 14,171,054 shares of Common Stock (as defined herein) and the 14,171,053.27 shares of Common Stock issuable to Pequot upon exercise of the Warrants held by Pequot (as defined below), in the aggregate, beneficially owned by Pequot. Accordingly, such shares of Common Stock are not included in the amounts specified by Mr. Silver above. As described in Item 5 below, Mr. Silver also disclaims ownership of the Common Stock issuable upon the exercise of the Warrants held by Sherleigh.

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      |X|
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13.   Percent of Class Represented by Amount in Row (11) 28.0%

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14.   Type of Reporting Person (See Instructions)

      IN
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ITEM 1. SECURITY AND ISSUER

      This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of General Devices, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 153 Greenwood Avenue, Suite 11-13, Bethel, Connecticut 06801.

ITEM 2. IDENTITY AND BACKGROUND

      This Schedule 13D is filed on behalf of Jack Silver, the trustee of Sherleigh Associates Inc. Defined Benefit Pension Plan ("Sherleigh"), a trust, which is the holder of the securities reported herein. Mr Silver is the principal investor and manager of SIAR Capital, LLC, an independent investment fund whose address is 660 Madison Avenue, New York, NY 10021. Mr. Silver is a citizen of the United States. Phil Anderson, an employee of SIAR Capital, LLC, is a member of the board of directors of the Issuer.

      Neither Mr. Silver nor Sherleigh has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

      Except as provided below, during the past five years neither Sherleigh nor Mr. Silver has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. According to the Securities and Exchange Commission (the "SEC"), Mr. Silver did not timely and accurately file reports of ownership and changes in ownership with the SEC on Schedule 13D. On July 5, 2001, Mr. Silver, without admitting or denying the allegations, settled this matter with the SEC by entering into a consent order pursuant to Section 21C of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in which he agreed to cease and desist from committing or causing any violation and any future violation of Sections 10(b) and 13 (d) of the Exchange Act and Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder and paid a civil penalty.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On January 24, 2006, pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of January 23, 2006, by and among Aduromed Corporation, a Delaware corporation ("Aduromed"), the Issuer and GD Merger Sub, Inc., a Delaware corporation, and GD Merger Sub II, a Delaware corporation ("MergerSub"): (i) each share of outstanding Series A Preferred Stock of Aduromed, par value $0.01 per share, beneficially owned by Mr. Silver was converted into 1.795 shares of the Issuer's Series A Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"); and (ii) each warrant to purchase shares of Aduromed's common stock, par value $0.01 per share (the "Aduromed Warrants") beneficially owned by Mr. Silver was converted into warrants to purchase such number of shares of the Issuer's common stock, par value $0.0001 per share (the "Common Stock") equal to (A) 1.795, multiplied by
(B) the number of shares of common stock of Aduromed issuable upon exercise of such Aduromed Warrant.

      On January 24, 2006, at the effective time (the "Effective Time") of the merger of MergerSub with and into Aduromed (the "Merger"), Mr. Silver became a beneficial owner of 2,237,037 shares of Series A Preferred Stock (the "First Step Preferred Stock") and warrants to purchase 2,237,036.70 shares of Common Stock (the "First Step Warrants"). On January 24, 2006, pursuant to an Amended and Restated Securities Purchase Agreement, dated as of January 23, 2006 (the "Purchase Agreement"), by and among Aduromed, the Issuer, Sherleigh, and Pequot Scout Fund, L.P., Pequot Mariner Master Fund, L.P., Pequot Navigator Offshore Fund, Inc., Pequot Diversified Master Fund, Ltd. And Premium Series PCC Limited Cell (collectively, "Pequot"), the Issuer issued and sold to Sherleigh 5,635,771 shares (the "Second Step Preferred Stock") of the Issuer's Series B Preferred Stock, par value $0.0001 per share (the "Series B Preferred Stock," and together with the Series A Preferred Stock, the "Preferred Stock") and warrants to purchase 5,635,771 shares of Common Stock (the "Second Step Warrants," and together with the First Step Warrants, the "Warrants") for aggregate cash consideration of approximately $1,789,632.02. The funds for the purchase of such securities were obtained from cash held by Sherleigh.

      The descriptions of the Merger Agreement and the Purchase Agreement contained in this Item 3 below are qualified in their entirety by reference to the Merger Agreement and the Purchase Agreement, which are incorporated herein by reference as Exhibits 1 and 2, respectively.

ITEM 4. PURPOSE OF TRANSACTION

      Pursuant to the terms of the Merger Agreement, Sherleigh acquired the First Step Preferred Stock that is convertible into Common Stock and the First Step Warrants that are exercisable for Common Stock. Pursuant to the terms of the Purchase Agreement, Sherleigh acquired the Second Step Preferred Stock that is convertible into Common Stock and the Second Step Warrants that are exercisable for Common Stock. Mr. Silver considers the shares of Common Stock that he beneficially owns an investment made in the ordinary course of Sherleigh's business. Mr. Silver and Sherleigh intend to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results, general market and industry conditions and other investment opportunities and, based upon such review, may acquire additional Preferred Stock, Warrants, Common Stock or other securities of the Issuer, or dispose of Preferred Stock, Warrants, Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

STOCKHOLDERS AGREEMENT

      On January 23, 2006, the Issuer and certain stockholders of the Issuer, consisting of the Pequot and Sherleigh (collectively, the "Stockholder Parties") entered into an Amended and Restated Stockholders Agreement (the "Stockholders Agreement") pursuant to which the Stockholder Parties agreed to vote all securities of the Issuer owned by such Stockholder Party now or acquired thereafter at any regular or special meeting of the stockholders of the Issuer or in any written consent in lieu of a meeting so that (i) the number of directors of the Issuer will be seven; (ii) for so long as the holders of the Series A Preferred Stock and the Series B Preferred Stock (the "Preferred Holders") own at least 10% of the outstanding shares of the Issuer's Common Stock (calculated as if the Series A Preferred Stock and Series B Preferred Stock converted into Common Stock and warrants to purchase Common Stock of the Issuer were exercised) the election to the board of directors (the "Board") of the Issuer of at least two members designated by the holders of at least a majority of the outstanding shares of the Series A Preferred Stock and the Series B Preferred Stock and the appointment to each committee of the Board of at least one such director designated by the Preferred Holders; (iii) for so long as Damien Tanaka is employed as the chief executive officer of the Issuer, the election to the Board of five members designated by Damien Tanaka; and (iv) the boards of directors of each subsidiary of the Issuer shall be comprised of the same persons that are from time to time members of the Board. The stockholders party to the Stockholders Agreement agreed to vote their shares at any regular or special meeting or in any written consent in lieu of a meeting to ensure that the Issuer's charter documents do not, at any time, conflict with the provisions of the Stockholders Agreement.

      Subject to certain exceptions, if the Issuer proposes to issue any securities, each Preferred Holder has 30 days from the date the Issuer notifies such Preferred Holder to elect to purchase all of such Preferred Holder's pro rata share of the securities proposed to be issued at the price and upon the terms proposed to be offered to the third party. Any such securities that remain unsubscribed by another Preferred Holder may be purchased on a pro rata basis by any Preferred Holder that has elected to subscribe for its pro rata share of such securities. Subject to certain exceptions, the preemptive rights terminate on date on which the Issuer consummates underwritten public offering of its Common Stock, with an aggregate price to the public of not less than $50 million, following which, such Common Stock is listed on a national securities exchange or the National Association of Securities Dealers National Market System.

      Each stockholder party to the Stockholders Agreement agreed not to transfer its securities of the Issuer unless the transferee of such securities agreed in writing to be bound by the terms of the Stockholders Agreement. The Stockholders Agreement may be amended upon the written consent of the Issuer and the holders of a majority of the shares held by the stockholders party to the Stockholders Agreement.

REGISTRATION RIGHTS AGREEMENT

      In connection with the transactions contemplated by the Merger Agreement and the Purchase Agreement, the Issuer, Aduromed and the Stockholder Parties entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, within 60 days after consummation of the Merger, the Issuer agreed to file a registration statement (the "Required Registration Statement") registering (for the resale from time to time) the Common Stock underlying the Series A Preferred Stock and Series B Preferred Stock held by the other Stockholder Parties, the warrants to purchase Common Stock held by the Stockholder Parties, the Common Stock underlying the such warrants, and any other shares of Common Stock or other equity securities of the Issuer or a successor or assign of the Issuer issued or issuable directly or indirectly with respect to such securities by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization (collectively, the "Registrable Securities"). The Issuer will be required to keep the Required Registration Statement effective until the earlier of: (i) the date that all the Registrable Securities covered by the Required Registration Statement have been sold; (ii) the date on which all of the Registrable Securities may be sold without restriction pursuant to Rule 144 under the Securities Act or any similar rule or regulation; and (iii) the fifth anniversary of the effective date of the Required Registration Statement. If the Issuer is eligible to use Form S-3 under the Securities Act, a Stockholder Party (or its permitted transferee) may request in writing that the Issuer effect a registration on Form S-3 if the Registrable Securities to be included in such S-3 registration statement are proposed to be sold for an aggregate price to the public of not less that $500,000. The Issuer agreed to file and effect such registration as soon as practicable after receipt of such written request. Until the earlier of: (i) the fifth anniversary of the date of the Registration Rights Agreement; and (ii) the date on which each Stockholder Party has sold all of their respective Registrable Securities pursuant to the Required Registration Statement, the Registration Rights Agreement also provides the Stockholder Parties with piggyback registration rights with respect to certain offerings of the Issuer's securities. The Stockholder Parties also agreed to certain restrictions on public sales or distributions or other open market offers and sales in connection with certain public offerings of securities by the Issuer.

CHANGES TO THE BOARD OF DIRECTORS

      Effective as of January 24, 2006, pursuant to the Stockholders Agreement, Phil Anderson was named a member of the Board of Directors of the Issuer. Mr. Anderson is an employee of SIAR Capital, LLC, an independent investment fund controlled by Mr. Silver.

      Copies of the Merger Agreement, the Purchase Agreement, the Stockholders Agreement and the Registration Rights Agreement are incorporated herein by reference as Exhibits 1, 2, 3 and 4, respectively. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER

      (a) Mr. Silver beneficially owns 7,872,808 shares of Common Stock, representing approximately 28.0% of shares of Common Stock outstanding as of the Effective Time (assuming the issuance of (i) 2,237,037 shares of Common Stock issuable upon conversion of the First Step Preferred Stock; and (ii) 5,635,771 shares of Common Stock issuable upon conversion of the Second Step Preferred Stock, but excluding (i) 2,237,036.7 shares of Common Stock issuable upon exercise of the First Step Warrant and (ii) 5,635,771 shares of Common Stock issuable upon exercise of the Second Step Warrants). The Warrants prohibit the exercise of any portion of such Warrants in excess of that portion of the Warrants upon exercise of which the sum of (i) the number of Common Stock or other securities beneficially owned by the holder and its affiliates which may be deemed beneficially owned through ownership of the unexercised portion of the warrant and (ii) the number of shares of Common Stock or other securities issuable upon the exercise of the portion of the warrant, would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the then outstanding shares of Common Stock or other securities, unless such limitation on exercise is waived by the holder upon 61 days written notice to the Issuer. Accordingly, Mr. Silver disclaims beneficial ownership of the Common Stock issuable upon the exercise of such Warrants.

      In addition, by virtue of any of the Stockholders Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes, respectively, Pequot and Sherleigh. While Mr. Silver does not concede that any such "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. Such a group including Pequot and Sherleigh would be deemed to beneficially own, in the aggregate, 22,043,862 shares of Common Stock, representing 52.1% of the Common Stock outstanding as of the Effective Time. Mr. Silver expressly disclaims beneficial ownership of Common Stock beneficially owned by Pequot and does not affirm that any such "group" exists.

      (b) Mr. Silver has the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the securities reported herein.

      Pursuant to, and to the extent set forth in, the Stockholders Agreement, it could be alleged that Mr. Silver shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Pequot. To the knowledge of Mr. Silver and based on documents publicly filed by Pequot, the name, address and principal occupation of the officers, directors and controlling person(s) of Pequot is as set forth on Exhibit 5 hereto and is incorporated herein by reference. To the knowledge of Mr. Silver and based on documents publicly filed by Pequot, during the last five years, Pequot has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

      (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Reference is made to the Merger Agreement, the Purchase Agreement, the Stockholders Agreement, and the Registration Rights Agreement, which are incorporated by reference herein. In connection with the transactions contemplated by the Merger Agreement and the Purchase Agreement, on January 24, 2006, the Issuer issued to the Sherleigh the Preferred Stock and the Warrants.

SERIES A PREFERRED STOCK

      The Series A Preferred Stock is convertible into Common Stock at any time at the election of the individual holders of the Preferred Stock, without payment of additional consideration into such number of shares of Common Stock determined by dividing (a) the original issue price of $0.31755 (the "Original Issue Price") by (b) the conversion price in effect at the time of conversion, which initially was $0.31755 (the "Series A Conversion Price"). The Issuer may, at its option, cause the conversion of all, but not less than all, of the shares of Series A Preferred Stock then outstanding, into the number of shares of Common Stock determined by dividing the Original Issue price by the Series A Conversion Price in effect at the time of conversion if: (x) the closing price per share reported on the Over-The-Counter Bulletin Board (the "OTCBB") or other stock quotation system has exceeded 400% of the then effective Series A Conversion Price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date on which the Issuer notifies the holders of the Series A Preferred Stock that it is exercising its option to convert the Series A Preferred Stock; and (y) the actual average daily trading volume of the Common Stock on the OTCBB or other stock quotation system upon which the Common Stock is listed, during such 30 consecutive trading day period is at least 100,000 shares of Common Stock (subject to adjustment from time to time as a result of stock splits, stock combinations or any other similar events affecting the outstanding number of shares of Common Stock). The Series A Conversion Price is subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends, mergers, recapitalizations, reorganizations and other similar events.

      Holders of the Series A Preferred Stock are entitled to vote on all matters voted on by the holders of the Common Stock, voting together as a single class with the holders of the Common Stock and all other shares entitled to vote thereon as a single class with the Common Stock. Each share of Series A Preferred Stock is entitled to such number of votes as is equal to the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock, except as otherwise described below. Initially, each share of Series A Preferred Stock will be entitled to one vote. Without the approval of the holders of more than 50% of the outstanding shares of Series A Preferred Stock and the Series B Preferred Stock, voting together as a single class on an as-converted basis, the Issuer will not be allowed to take certain actions. The holders of Series A Preferred Stock are entitled to customary liquidation and dissolution preferences.

      Holders of the Series A Preferred Stock are entitled to receive annual cumulative dividends, beginning on March 15, 2006, at the rate of 6% per annum of the Original Issue Price, compounded semi-annually. Upon conversion, the holders of the Series A Preferred Stock are entitled to receive payment of all accrued and unpaid dividends, payable at the option of the holder in cash or such number of additional shares of Common Stock equal to (x) the amount of such accrued and unpaid dividends, divided by (y) the then applicable Series A Conversion Price. Holders of the Series A Preferred Stock are entitled to receive such dividends after payment of dividends to the holders of any stock ranking senior to the Series A Preferred Stock, but prior to any payment of dividends to the holders of Common Stock or any other class of stock ranking junior to the Series A Preferred Stock. The Series A Preferred Stock ranks on par as to dividend rights, redemption rights and rights upon liquidation and dissolution with the Series B Preferred Stock.

SERIES B PREFERRED STOCK

      The Series B Preferred Stock is convertible into Common Stock at any time at the election of the individual holders of the Preferred Stock, without payment of additional consideration into such number of shares of Common Stock determined by dividing (a) the original issue price of $0.31755 (the "Original Issue Price") by (b) the conversion price in effect at the time of conversion, which initially was $0.31755 (the "Series B Conversion Price"). The Issuer may, at its option, cause the conversion of all, but not less than all, of the shares of Series B Preferred Stock then outstanding, into the number of shares of Common Stock determined by dividing the Original Issue price by the Series B Conversion Price in effect at the time of conversion if: (x) the closing price per share reported on the OTCBB or other stock quotation system has exceeded 400% of the then effective Series B Conversion Price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date on which the Issuer notifies the holders of the Series B Preferred Stock that it is exercising its option to convert the Series B Preferred Stock; and (y) the actual average daily trading volume of the Common Stock on the OTCBB or other stock quotation system upon which the Common Stock is listed, during such 30 consecutive trading day period is at least 100,000 shares of Common Stock (subject to adjustment from time to time as a result of stock splits, stock combinations or any other similar events affecting the outstanding number of shares of Common Stock). The Series B Conversion Price is subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends, mergers, recapitalizations, reorganizations and other similar events.

      Holders of the Series B Preferred Stock are entitled to vote on all matters voted on by the holders of the Common Stock, voting together as a single class with the holders of the Common Stock and all other shares entitled to vote thereon as a single class with the Common Stock. Each share of Series B Preferred Stock is entitled to such number of votes as is equal to the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock, except as otherwise described below. Initially, each share of Series B Preferred Stock will be entitled to one vote. Without the approval of the holders of more than 50% of the outstanding shares of Series A Preferred Stock and the Series B Preferred Stock, voting together as a single class on an as-converted basis, the Issuer will not be allowed to take certain actions. The holders of Series B Preferred Stock are entitled to customary liquidation and dissolution preferences.

      Holders of the Series B Preferred Stock are entitled to receive annual cumulative dividends, beginning on March 15, 2006, at the rate of 6% per annum of the Original Issue Price, compounded semi-annually. Upon conversion, the holders of the Series B Preferred Stock are entitled to receive payment of all accrued and unpaid dividends, payable at the option of the holder in cash or such number of additional shares of Common Stock equal to (x) the amount of such accrued and unpaid dividends, divided by (y) the then applicable Series B Conversion Price. Holders of the Series B Preferred Stock are entitled to receive such dividends after payment of dividends to the holders of any stock ranking senior to the Series B Preferred Stock, but prior to any payment of dividends to the holders of Common Stock or any other class of stock ranking junior to the Series B Preferred Stock. The Series B Preferred Stock ranks on par as to dividend rights, redemption rights and rights upon liquidation and dissolution with the Series A Preferred Stock.

WARRANTS

      In connection with the transactions contemplated by the Merger Agreement, the Issuer issued the First Step Warrants to Sherleigh on January 24, 2006. The First Step Warrants expire at the close of business on September 30, 2012 and are exercisable at an exercise price of $0.37883 per share, subject to adjustment for certain dilutive equity issuances and for stock splits, stock dividends, mergers, recapitalizations, reorganizations and other similar events. The First Step Warrants are exercisable at any time in whole or in part; provided, that the holder is not entitled to exercise any portion of the First Step Warrants in excess of that portion of the First Step Warrants upon exercise of which the sum of (i) the number of Common Stock or other securities beneficially owned by the holder and its affiliates that may be deemed beneficially owned through ownership of the unexercised portion of the First Step Warrants and (ii) the number of shares of Common Stock or other securities issuable upon the exercise of the portion of the First Step Warrant, would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the then outstanding shares of Common Stock or other securities. The limitations on exercise may be waived by the holder upon 61 days written notice to the Issuer. Cashless exercise is permitted.

      In connection with the transactions contemplated by the Purchase Agreement, the Issuer issued the Second Step Warrants to Sherleigh on January 24, 2006. The Second Step Warrants expire at the close of business on January 24, 2013, and are exercisable at an exercise price of $0.37883 per share, subject to adjustment for certain dilutive equity issuances and for stock splits, stock dividends, mergers, recapitalizations, reorganizations and other similar events. The Second Step Warrants are exercisable at any time in whole or in part; provided, that the holder is not entitled to exercise any portion of the Second Step Warrants in excess of that portion of the Second Step Warrants upon exercise of which the sum of (i) the number of Common Stock or other securities beneficially owned by the holder and its affiliates that may be deemed beneficially owned through ownership of the unexercised portion of the Second Step Warrants and (ii) the number of shares of Common Stock or other securities issuable upon the exercise of the portion of the Second Step Warrant, would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the then outstanding shares of Common Stock or other securities. The limitations on exercise may be waived by the holder upon 61 days written notice to the Issuer. Cashless exercise is permitted.

      A form of the Certificates of Designation for the Series A Preferred Stock and the Series B Preferred Stock attached hereto as Exhibits 6 and 7, respectively, and are incorporated herein by reference. Other than as described above, the First Step Warrants have substantially similar terms, a form of which is attached hereto as Exhibit 8 and incorporated herein by reference. Other than as described above, the Second Step Warrants have substantially similar terms, a form of which is attached hereto as Exhibit 9 and incorporated herein by reference. The description herein of each such certificate of designation or warrant is qualified in its entirety by reference to such certificate of designation or warrant.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1 Agreement and Plan of Merger, dated January 23, 2006, by and among the Issuer, Aduromed, GD Merger Sub, Inc. and Merger Sub (incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K/A, dated January 30, 2006 (filed January 31, 2006)).

Exhibit 2 Amended and Restated Securities Purchase Agreement, dated January 23, 2006, by and among the Issuer, Aduromed, the Funds and certain other purchasers parties thereto (incorporated by reference to Exhibit 99.3 to the Issuer's Form 8-K/A, dated January 30, 2006 (filed January 31, 2006)).

Exhibit 3 Amended and Restated Stockholders Agreement, dated January 23, 2006, by and among the Issuer and the Stockholder Parties (incorporated by reference to Exhibit 99.5 to the Issuer's Form 8-K/A, dated January 30, 2006 (filed January 31, 2006)).

Exhibit 4 Amended and Restated Registration Rights Agreement, dated January 23, 2006, by and among the Issuer and the Stockholder Parties (incorporated by reference to Exhibit 99.4 to the Issuer's Form 8-K/A, dated January 30, 2006 (filed January 31,
                  2006)).

Exhibit 5         Name, address and principal business/occupation of Pequot.

Exhibit 6 Form of Certificate of Designations of the Series A Preferred Stock of the Issuer.

Exhibit 7 Form of Certificate of Designations of the Series B Preferred Stock of the Issuer.

Exhibit 8         Form of First Step Warrant.

Exhibit 9         Form of Second Step Warrant.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 3, 2006
                                        ----------------------------------------
                                        Date


                                        /s/ Jack Silver
                                        ----------------------------------------
                                        Signature


                                        Jack Silver
                                        ----------------------------------------
                                        Name/Title

                                                                       Exhibit 5


To the knowledge of Mr. Silver, the name, address and principal business or occupation of the officers, directors, partners and/or controlling person(s) of Pequot, in each case, as applicable, are as follows:

      Pequot Capital Management, Inc., a Connecticut corporation (the "Pequot"), is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Pequot exercises discretionary authority (the "Accounts"). The address of the principal business and office of Pequot, and of the executive Officer, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

      Pequot is the investment adviser/manager of, and exercises sole voting and investment discretion over, Pequot Scout Fund, L.P., a Delaware limited partnership ("PSF"), Pequot Mariner Master Fund, L.P., a Cayman Islands exempted limited partnership ("PMMF"), Pequot Navigator Offshore Fund, Inc., a British Virgin Islands International Business Corporation ("PNOF"), Pequot Diversified Master Fund, Ltd., a Cayman Islands corporation ("PDMF"), each of which are Accounts. Pequot is the investment adviser/manager of, and exercises sole investment discretion (but not voting discretion) over Premium Series PCC Limited Cell 33, a Protected Cell Company formed under the laws of Guernsey ("PSPCC", and together with PSF, PMMF, PNOF and PDMF, the "Funds"), which is an Account.

      Mr. Arthur J. Samberg is the executive officer, director and the controlling shareholder of the Reporting Person (collectively, the "Executive Officer, Director and Controlling Person"). Mr. Samberg is a citizen of the United States.

                                                                       Exhibit 6

             CERTIFICATE OF DESIGNATIONS OF SERIES A PREFERRED STOCK

                              GENERAL DEVICES, INC.
             CERTIFICATE OF DESIGNATIONS OF SERIES A PREFERRED STOCK

      General  Devices,  Inc.,  a  Delaware  company  (the  "Company"),   hereby
certifies that the following resolution has been duly adopted by the board of directors of the Company:

      RESOLVED, that pursuant to the authority granted to and vested in the board of directors of the Company (the "Board") by the provisions of the certificate of in Company of the Company, there is created a series of preferred stock, par value $0.0001 per share, and that the voting powers, designation and number of shares thereof and the powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations and restrictions thereof are as follows:

      1. Designation and Number; Rank; Prohibited Payments.

            (a) The shares of this series shall be designated as Series A Preferred Stock. The number of shares initially constituting the Series A Preferred Stock shall be 6,263,702 which number may, subject to any consent right of the holders of any capital stock of the Company, be increased or decreased by the Board; provided, however, that such number may not be decreased below the number of the then outstanding shares of Series A Preferred Stock.

            (b) The Series A Preferred Stock shall, with respect to dividend rights and rights upon liquidation, dissolution or winding up, rank:

                  (i) junior to all classes and series of any hereafter authorized capital stock of the Company ranking senior (as to dividend rights, redemption rights and rights upon liquidation, dissolution or winding up) to the Series A Preferred Stock ("Senior Stock");

                  (ii) pari passu with all classes and series of any now or hereafter authorized capital stock of the Company ranking on a par (as to dividend rights, redemption rights and rights upon liquidation, dissolution or winding up) with the Series A Preferred Stock ("Parity Stock"), including, but not limited to, the Company's Series B Preferred Stock (the "Series B Preferred Stock"); and

                  (iii) senior to all classes and series of any now or hereafter authorized capital stock of the Company ranking junior (as to dividend rights, redemption rights and rights upon liquidation, dissolution or winding up) to the Series A Preferred Stock, including, without limitation, any class of the Company's common stock, par value $0.0001 per share ("Common Stock") (such classes and series are referred to as "Junior Stock").

      2. Dividends.

            (a) The holders of shares of Series A Preferred Stock shall be entitled to receive preferential dividends at an annual rate equal to six percent (6%) per annum times the Original Issue Price (as defined below) for each share of Series A Preferred Stock held by such holders, and such dividends shall be payable in cash to the holders of record at the close of business on each March 15 and September 15 of each year. Dividends on shares of the Series A Preferred Stock shall accumulate on a daily basis from the date on which such shares are issued and, to the extent they are not paid in cash when due, shall compound on a semi-annual basis on each March 15 and September 15 of each year, whether or not the Company has earnings or profits, whether or not there are funds legally available for the payment of such dividends and whether or not dividends are declared.

            (b) Upon conversion of any share of Series A Preferred Stock into Common Stock pursuant to Section 4, the holder of such Series A Preferred Stock shall be entitled to receive payment of all accrued and unpaid dividends thereon, at the option of the holder thereof, (i) in cash or (ii) in the form of such number of additional shares of Common Stock equal to (x) the amount of such accrued and unpaid dividends, divided by (y) the then applicable Series A Conversion Price.

            (c) In no event may any dividends be paid on the Series A Preferred Stock unless, at the time of such payment, any and all dividends then accrued and payable on the shares of any Senior Stock shall have been paid in full. If dividends are paid on the shares of Series A Preferred Stock and shares of Parity Stock in an amount less than the total amount of such dividends at the time accrued and payable on all of such shares, such dividends shall be allocated pro rata (in proportion to the respective amounts due with respect thereto) among all such shares of Series A Preferred Stock and shares of Parity Stock at the time outstanding based on the amount of dividends then due with respect to each such share. In no event may any dividends be paid on any Junior Stock unless, at the time of such payment, any and all dividends then accrued and payable on the shares of the Series A Preferred Stock have been paid in full.

      3. Preference on Liquidation.

            (a) Upon the liquidation or dissolution of the Company ("Liquidation Event"), the holders of Series A Preferred Stock shall be entitled to receive out of the Company's assets, for each share of Series A Preferred Stock outstanding at the time thereof, distributions in the amount of $0.31755 (subject to adjustment from time to time as a result of a stock split, stock combination or any other similar event affecting the outstanding number of shares of Series A Preferred Stock) (as adjusted from time to time, the "Original Issue Price") plus an amount equal to all accumulated but unpaid dividends thereon, whether or not declared (the Original Issue Price together with such dividends, the "Liquidation Preference").

            (b) Distributions of the Company's cash, securities and other assets pursuant to this Section 3 shall be made to the holders of shares of Series A Preferred Stock and all other Parity Stock in proportion to the total amounts to which the holders of all shares of Series A Preferred Stock and all other Parity Stock are entitled upon a Liquidation Event.

            (c) No payment or distribution shall be made in respect of any shares of Series A Preferred Stock pursuant to Section 3(a) unless, at the time of such distribution, all amounts due in respect of any shares of Senior Stock have been paid in full.

            (d) No payment or distribution shall be made in respect of any shares of Junior Stock unless, at the time of such distribution, the holders of shares of Series A Preferred Stock shall have received the Liquidation Preference with respect to each share.

            (e) Upon the payment in full of all amounts due to a holder of Series A Preferred Stock pursuant to this Section 3, such holder shall not be entitled to any further participation in the assets of the Company.

      4. Conversion.

            4.1 Right to Convert

            (a) Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof upon exercise in accordance with Section 4.1(b), without the payment of additional consideration, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "Series A Conversion Price" shall initially be equal to $0.31755. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

            (b) A record holder of shares of Series A Preferred Stock may effect the optional conversion thereof in accordance with Section 4.1(a) by making a written demand for such conversion (a "Series A Conversion Demand") upon the Company at its principal executive offices that sets forth (i) the number of shares of Series A Preferred Stock to be converted; and (ii) the proposed date of such conversion, which shall be a Business Day not less than 5 Business Days after the date of such Series A Conversion Demand (the "Series A Conversion Date"). The Series A Conversion Demand shall be accompanied by the certificate representing such shares or, if such certificate has been lost or stolen, a lost stock certificate affidavit and indemnification agreement in form and substance satisfactory to the Company and, if the Company shall so request, evidence that such holder shall have posted a bond satisfactory to the Company. As soon as practicable after the Series A Conversion Date, the Company shall issue and deliver to such holder a certificate for the number of shares of Common Stock issuable upon such conversion in accordance with the provisions hereof (rounded down to the nearest whole share). Upon surrender of a certificate representing Series A Preferred Stock to be converted in part, the Company shall after the Series A Conversion Date issue a certificate representing the number of full shares of Series A Preferred Stock not so converted.

            (c) All outstanding shares of Series A Preferred Stock to be converted pursuant to the Series A Conversion Demand shall, on the Series A Conversion Date, be converted into Common Stock for all purposes. On and after the Series A Conversion Date, (i) no such shares of Series A Preferred Stock shall be deemed to be outstanding or be transferable on the books of the Company or the stock transfer agent, if any, for such shares of Series A Preferred Stock, and (ii) the holder of such shares, as such, shall not be entitled to receive any dividends or other distributions, to receive notices or to vote such shares or to exercise or to enjoy any other powers, preferences or rights in respect thereof, other than the right, upon surrender of the certificate representing such shares, to receive a certificate for the number of shares of Common Stock into which such shares shall have been converted.

            4.2 Adjustments to Series A Conversion Price.

            (a) Definitions. For the purposes of this Section 4, the following terms shall have the following meanings ascribed thereto:

                  (i) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or deemed to be issued pursuant to clause (b) below) by the Company after the Initial Issuance Date, but shall not include up to 4,211,799 shares of Common Stock issuable upon exercise of options granted by the Company pursuant to a statutory employee option plan approved in accordance with Section 7 below.

                  (ii) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

                  (iii) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities, but shall not include options to purchase up to 4,211,799 shares of Common Stock granted by the Company pursuant to any statutory employee option plan approved in accordance with Section 7 below.

            (b) Deemed Issue of Additional Shares of Common Stock.

      (i) If the Company at any time or from time to time after the date of the initial issut 18 0 ance of shares of Series A Preferred Stock (the "Initial Issuance Date") shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

                  (ii) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Section 4.2(c) below, are revised (either automatically pursuant to the provisions contained therein or as a result of an amendment to such terms) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no adjustment pursuant to this clause (ii) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (i) the Series A Conversion Price on the original adjustment date, or (ii) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock between the original adjustment date and such readjustment date.

                  (iii) If the terms of any Option or Convertible Security, the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Section 4.2(c) below (either because the consideration per share of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect, or because such Option or Convertible Security was issued before the Initial Issuance Date), are revised after the Initial Issuance Date (either automatically pursuant to the provisions contained therein or as a result of an amendment to such terms) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended, and the Additional Shares of Common Stock subject thereto shall be deemed to have been issued effective upon such increase or decrease becoming effective.

                  (iv) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Section 4.2(c) below, the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security never been issued.

            (c) Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Company shall at any time after the Initial Issuance Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.2(b)), without consideration or for a consideration per share less than the applicable Series A Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

                  CP2 = CP1 *  (A + B) / (A + C)

            For purposes of the foregoing formula, the following definitions shall apply:

            (A) "CP2" shall mean the Series A Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

            (B) "CP1" shall mean the Series A Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

            (C) "A" shall mean the number of shares of Common Stock outstanding and deemed outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion of Convertible Securities (including the Series A Preferred Stock) outstanding immediately prior to such issue);

            (D) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and

            (E) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

            (d) Determination of Consideration. For purposes of this Section 4.2, the consideration received by the Company for the issue of any Additional Shares of Common Stock shall be computed as follows:

                  (i) Cash and Property: Such consideration shall:

                        (A) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest;

                        (B) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

                        (C) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (I) and (II) above, as determined in good faith by the Board.

                  (ii) Options and Convertible Securities. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.2(b), relating to Options and Convertible Securities, shall be determined by dividing:

                        (A) the total amount,  if any, received or receivable by
                  the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

                        (B) the maximum number of shares of Common Stock (as set
                  forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

            (e) Multiple Closing Dates. In the event the Company shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Section 4.2(c) above then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without additional giving effect to any adjustments as a result of any subsequent issuances within such period).

            (f) Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the Initial Issuance Date effect a subdivision of the outstanding Common Stock without a comparable subdivision of the Series A Preferred Stock or combine the outstanding shares of Series A Preferred Stock without a comparable combination of the Common Stock, the Series A Conversion Price in effect immediately before that subdivision or combination shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Company shall at any time or from time to time after the Initial Issuance Date combine the outstanding shares of Common Stock without a comparable combination of the Series A Preferred Stock or effect a subdivision of the outstanding shares of Series A Preferred Stock without a comparable subdivision of the Common Stock, the Series A Conversion Price in effect immediately before the combination or subdivision shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

      4.3 Adjustment for Certain Dividends and Distributions. In the event the Company at any time or from time to time after the Initial Issuance Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price then in effect by a fraction:

            (a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

            (b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and provided further, however, that no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive (i) a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event or (ii) a dividend or other distribution of shares of Series A Preferred Stock which are convertible, as of the date of such event, into such number of shares of Common Stock as is equal to the number of additional shares of Common Stock being issued with respect to each share of Common Stock in such dividend or distribution.

      4.4 Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time after the Initial Issuance Date shall make or issue, or fix a record date for the determination of holders of capital stock of the Company entitled to receive, a dividend or other distribution payable in securities of the Company (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property, then and in each such event the holders of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of such capital stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

      4.5 Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.3 or 4.4), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

      4.6 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 4, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock.

      4.7 Notice of Record Date. In the event:

            (a) the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right; or

            (b)  of   any   capital   reorganization   of   the   Company,   any
reclassification of the Common Stock of the Company, or any Deemed Liquidation Event; or

            (c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company will send or cause to be sent to the holders of the Series A Preferred Stock a notice specifying, as the case may be,
(i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice. Any notice required by the provisions hereof to be given to a holder of shares of Preferred Stock shall be deemed sent to such holder if deposited in the United States mail, postage prepaid, and addressed to such holder at his, her or its address appearing on the books of the Company.

      4.8 Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of any shares of Series A Preferred Stock. Any fractional interest in a share of Common Stock resulting from conversion of one or more shares of Series A Preferred Stock shall be paid in cash (computed to the nearest cent) equal to such fraction equal to the fair market value of a share of Common Stock as of the date of such conversion, as reasonably determined by the Company.

      4.9 Reserved Common Stock. The Company will at all times when any shares of Series A Preferred Stock are outstanding, reserve and keep available out of its authorized but unissued stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock.

      4.10 Provisional Conversion at the Option of the Corporation.

            (a) The Company may, at its option, cause the conversion of all, but not less than all, of the shares of the Series A Preferred Stock then outstanding into such number of fully paid and nonassessable shares of Common Stock, per share of Series A Preferred Stock so converted, as is determined by dividing the Original Issue Price by the Series A Conversion Price in effect at the time of conversion, if (x) the Closing Price (as defined below) of the Common Stock has exceeded 400% of the then effective Series A Conversion Price for at least 20 Trading Days (as defined below) within a period of 30 consecutive Trading Days ending on the Trading Day prior to the date on which the Company notifies the holders of the Series A Preferred Stock (pursuant to Section 4.10(b) below) that it is exercising its option to cause the conversion of the Series A Preferred Stock pursuant to this Section 4.10 (the "Provisional Conversion Notice Date") and (y) the actual average daily trading volume of the Common Stock, on the Over-The-Counter Bulletin Board or any other stock quotation system or exchange upon which the Common Stock is listed, during the 30 consecutive Trading Day period referred to in clause (x) above is at least 100,000 shares of Common Stock (subject to adjustment from time to time as a result of a stock split, stock combination or any other similar event affecting the outstanding number of shares of Common Stock).

            (b) In order for the Company to exercise its rights to cause the conversion of all of the Series A Preferred Stock pursuant to this Section 4.10, a written notice (the "Provisional Conversion Notice") shall be sent by or on behalf of the Company, by first class mail, postage prepaid, to the holders of record of the Series A Preferred Stock as they appear on the stock register of the Company on the Provisional Conversion Notice Date notifying such holders of the election of the Company to cause the conversion of all of the Series A Preferred Stock and of the Provisional Conversion Date (as defined below), which date shall not be less than 5 days nor be more than 10 days after the Provisional Conversion Notice Date.

            (c) If a Provisional Conversion Notice shall have been given as hereinbefore provided, then each holder of the Series A Preferred Stock shall be entitled to all preferences and relative, participating, optional and other special rights accorded by this certificate until and including the Provisional Conversion Date. From and after the Provisional Conversion Date, upon delivery by the Company of the Common Stock issuable upon conversion of the Series A Preferred Stock, together with payment in full of all accrued and unpaid dividends thereon as provided in Section 2(b), the Series A Preferred Stock shall no longer be deemed to be outstanding, and all rights of the holders of such Series A Preferred Stock (in their capacity as holders of Series A Preferred Stock) shall cease and terminate.

            (d) For purpose of this Section 4.10, following definitions shall apply:

                  (i) "Closing Price" means, on any date of determination, the closing price (or, if no closing price is reported, the last reported sale price) per share reported by the Over-The-Counter Bulletin Board or any other stock quotation system or exchange upon which the Common Stock is listed.

                  (ii) "Provisional Conversion Date" means the date fixed for conversion of shares of Series A Preferred Stock pursuant to this Section 4.10.

                  (iii) "Trading Day" means a day on which the Common Stock (i) is not suspended from trading on the Over-The-Counter Bulletin Board or any other stock quotation system or exchange upon which the Common Stock is listed and (ii) has traded at least once on the Over-The-Counter Bulletin Board or any other stock quotation system or exchange upon which the Common Stock is listed.

      5. [Intentionally Omitted].

      6. Reacquired Shares. Any shares of Series A Preferred Stock converted, exchanged, redeemed, purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares of Series A Preferred Stock shall upon their cancellation become authorized but unissued shares of the Company's preferred stock, par value $0.0001 per share, and, upon the filing of an appropriate Certificate of Designation with the Secretary of State of the State of Delaware, may be reissued as part of another class or series of the Company's preferred stock, par value $0.0001 per share, including, without limitation, Series A Preferred Stock, all subject to the conditions or restrictions on issuance set forth herein.

      7. Voting Rights.

            (a) Each share of Series A Preferred Stock shall entitle the holder thereof to vote, in person, by proxy or at a special or annual meeting of the stockholders of the Company, on all matters voted on by holders of Common Stock, voting together as a single class with the holders of the Common Stock and all other shares entitled to vote thereon as a single class with the Common Stock. With respect to any such matters as to which holders of the Series A Preferred Stock shall be entitled to vote, each issued and outstanding share of Series A Preferred Stock shall entitle the holder thereof to cast that number of votes per share as is equal to the number of shares of Common Stock issuable upon conversion thereof.

            (b) The Company shall not, without the prior affirmative vote or written consent of the Requisite Preferred Majority (as defined below):

                  (i) adversely alter or change, or engage in any action that would result in any adverse alteration of or change to, the rights, preferences or privileges of the Series A Preferred Stock or the Series B Preferred Stock;

                  (ii) increase the authorized number of shares of the Series A Preferred Stock or the Series B Preferred Stock;

                  (iii) create, authorize, sell or issue any new class or series of the Company's capital stock or any bonds, notes or other obligations convertible into, exchangeable for or having option rights to purchase shares of such new class or series or reclassify any class or series of the Company's capital stock;

                  (iv) increase the authorized number of members of the Board;

                  (v) amend or repeal any provision of, or add any provision to, the Company's certificate of incorporation, certificates of designations or bylaws (in any such case, whether by merger, consolidation or otherwise) in a manner that adversely affects the rights of the Series A Preferred Stock, the Series B Preferred Stock or the holders thereof;

                  (vi) pay or set aside funds for the payment of any dividends or make any distributions on any of the Company's capital stock (other than the Series A Preferred Stock or the Series B Preferred Stock);

                  (vii) engage, or permit any of its subsidiaries to engage, in any transaction with an affiliate of the Company or any of its subsidiaries, or an affiliate of any such person;

                  (viii) make, or permit any of its subsidiaries to make, any material change, directly or indirectly, in the nature of the Company's or such subsidiary's business;

                  (ix) incur or become liable for, or permit any of its subsidiaries to incur or become liable for, through guarantees or otherwise, directly or indirectly, any indebtedness in excess of $5 million in the aggregate at any one time outstanding (calculated on a consolidated basis for the Company and its subsidiaries);

                  (x) for so long as the outstanding shares of Series A Preferred Stock and Series B Preferred Stock shall collectively represent 5% of the outstanding shares of capital stock of the Company or any successor entity thereto (calculated on a fully diluted basis), engage, or permit any of its subsidiaries to engage, in any merger, consolidation, acquisition, recapitalization, joint venture or partnership;

                  (xi) directly or indirectly dispose of all of the equity interests in any of its direct or indirect subsidiaries or directly or indirectly dispose of all or substantially all of the assets of the Company or any of its direct or indirect subsidiaries;

                  (xii) authorize, approve or implement any employee option plan or similar employee equity program (it being understood that (x) the Company contemplates authorizing a 2005 Management Stock Option Plan providing for the issuance of options for up to 4,211,799 shares of Common Stock and (y) the Requisite Preferred Majority shall have the right to approve the form and substance of such 2005 Management Stock Option Plan pursuant to this clause
(xii));

                  (xiii) permit any of its subsidiaries to issue any of its capital stock or other equity securities to any person or entity other than the Company or any of the Company's wholly-owned subsidiaries or otherwise engage in any transaction, or permit any of its subsidiaries to engage in any transaction, which results in the Company ceasing to directly or indirectly own 100% of the issued and outstanding capital stock and other equity securities of Aduromed Corporation or any other direct or indirect subsidiary of the Company; or

                  (xiv) enter into, or permit any of its subsidiaries to enter into, any contract or other agreement to consummate any of the foregoing.

            (c) For the purposes hereof, the term "Requisite Preferred Majority" shall mean the holders of more than 50% of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a single class on an as-converted basis.

      8. No Impairment. The Company will not, through any reorganization, transfer of assets, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions hereunder and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights and liquidation preferences granted hereunder of the holders of the Series A Preferred Stock against impairment.

      The Company has caused this Certificate of Designation to be signed as of this __ day of ______________, 200__.


                                        GENERAL DEVICES, INC.

                                        By:
                                        ----------------------------------------
                                        Name:
                                        Title:

                                                                       Exhibit 7

             CERTIFICATE OF DESIGNATIONS OF SERIES B PREFERRED STOCK

                              GENERAL DEVICES, INC.
             CERTIFICATE OF DESIGNATIONS OF SERIES B PREFERRED STOCK

      General  Devices,  Inc.,  a  Delaware  company  (the  "Company"),   hereby
certifies that the following resolution has been duly adopted by the board of directors of the Company:

      RESOLVED, that pursuant to the authority granted to and vested in the board of directors of the Company (the "Board") by the provisions of the certificate of in Company of the Company, there is created a series of preferred stock, par value $0.0001 per share, and that the voting powers, designation and number of shares thereof and the powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations and restrictions thereof are as follows:

      1. Designation and Number; Rank; Prohibited Payments.

            (a) The shares of this series shall be designated as Series B Preferred Stock. The number of shares initially constituting the Series B Preferred Stock shall be 15,780,160, which number may, subject to any consent right of the holders of any capital stock of the Company, be increased or decreased by the Board; provided, however, that such number may not be decreased below the number of the then outstanding shares of Series B Preferred Stock.

            (b) The Series B Preferred Stock shall, with respect to dividend rights and rights upon liquidation, dissolution or winding up, rank:

                  (i) junior to all classes and series of any hereafter authorized capital stock of the Company ranking senior (as to dividend rights, redemption rights and rights upon liquidation, dissolution or winding up) to the Series B Preferred Stock ("Senior Stock");

                  (ii) pari passu with all classes and series of any now or hereafter authorized capital stock of the Company ranking on a par (as to dividend rights, redemption rights and rights upon liquidation, dissolution or winding up) with the Series B Preferred Stock ("Parity Stock"), including, but not limited to, the Company's Series A Preferred Stock (the "Series A Preferred Stock"); and

                  (iii) senior to all classes and series of any now or hereafter authorized capital stock of the Company ranking junior (as to dividend rights, redemption rights and rights upon liquidation, dissolution or winding up) to the Series B Preferred Stock, including, without limitation, any class of the Company's common stock, par value $0.0001 per share ("Common Stock") (such classes and series are referred to as "Junior Stock").

            2. Dividends.

                  (a) The holders of shares of Series B Preferred Stock shall be entitled to receive preferential dividends at an annual rate equal to six percent (6%) per annum times the Original Issue Price (as defined below) for each share of Series B Preferred Stock held by such holders, and such dividends shall be payable in cash to the holders of record at the close of business on each March 15 and September 15 of each year. Dividends on shares of the Series B Preferred Stock shall accumulate on a daily basis from the date on which such shares are issued and, to the extent they are not paid in cash when due, shall compound on a semi-annual basis on each March 15 and September 15 of each year, whether or not the Company has earnings or profits, whether or not there are funds legally available for the payment of such dividends and whether or not dividends are declared.

                  (b) Upon conversion of any share of Series B Preferred Stock into Common Stock pursuant to Section 4, the holder of such Series B Preferred Stock shall be entitled to receive payment of all accrued and unpaid dividends thereon, at the option of the holder thereof, (i) in cash or (ii) in the form of such number of additional shares of Common Stock equal to (x) the amount of such accrued and unpaid dividends, divided by (y) the then applicable Series B Conversion Price.

                  (c) In no event may any dividends be paid on the Series B Preferred Stock unless, at the time of such payment, any and all dividends then accrued and payable on the shares of any Senior Stock shall have been paid in full. If dividends are paid on the shares of Series B Preferred Stock and shares of Parity Stock in an amount less than the total amount of such dividends at the time accrued and payable on all of such shares, such dividends shall be allocated pro rata (in proportion to the respective amounts due with respect thereto) among all such shares of Series B Preferred Stock and shares of Parity Stock at the time outstanding based on the amount of dividends then due with respect to each such share. In no event may any dividends be paid on any Junior Stock unless, at the time of such payment, any and all dividends then accrued and payable on the shares of the Series B Preferred Stock have been paid in full.

      3. Preference on Liquidation.

            (a) Upon the liquidation or dissolution of the Company ("Liquidation Event"), the holders of Series B Preferred Stock shall be entitled to receive out of the Company's assets, for each share of Series B Preferred Stock outstanding at the time thereof, distributions in the amount of $0.31755 (subject to adjustment from time to time as a result of a stock split, stock combination or any other similar event affecting the outstanding number of shares of Series B Preferred Stock) (as adjusted from time to time, the "Original Issue Price") plus an amount equal to all accumulated but unpaid dividends thereon, whether or not declared (the Original Issue Price together with such dividends, the "Liquidation Preference").

            (b) Distributions of the Company's cash, securities and other assets pursuant to this Section 3 shall be made to the holders of shares of Series B Preferred Stock and all other Parity Stock in proportion to the total amounts to which the holders of all shares of Series B Preferred Stock and all other Parity Stock are entitled upon a Liquidation Event.

            (c) No payment or distribution shall be made in respect of any shares of Series B Preferred Stock pursuant to Section 3(a) unless, at the time of such distribution, all amounts due in respect of any shares of Senior Stock have been paid in full.

            (d) No payment or distribution shall be made in respect of any shares of Junior Stock unless, at the time of such distribution, the holders of shares of Series B Preferred Stock shall have received the Liquidation Preference with respect to each share.

            (e) Upon the payment in full of all amounts due to a holder of Series B Preferred Stock pursuant to this Section 3, such holder shall not be entitled to any further participation in the assets of the Company.

      4. Conversion.

      4.1 Right to Convert.

            (a) Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof upon exercise in accordance with Section 4.1(b), without the payment of additional consideration, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price by the Series B Conversion Price (as defined below) in effect at the time of conversion. The "Series B Conversion Price" shall initially be equal to $0.31755. Such initial Series B Conversion Price, and the rate at which shares of Series B Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

            (b) A record holder of shares of Series B Preferred Stock may effect the optional conversion thereof in accordance with Section 4.1(a) by making a written demand for such conversion (a "Series B Conversion Demand") upon the Company at its principal executive offices that sets forth (i) the number of shares of Series B Preferred Stock to be converted; and (ii) the proposed date of such conversion, which shall be a Business Day not less than 5 Business Days after the date of such Series B Conversion Demand (the "Series B Conversion Date"). The Series B Conversion Demand shall be accompanied by the certificate representing such shares or, if such certificate has been lost or stolen, a lost stock certificate affidavit and indemnification agreement in form and substance satisfactory to the Company and, if the Company shall so request, evidence that such holder shall have posted a bond satisfactory to the Company. As soon as practicable after the Series B Conversion Date, the Company shall issue and deliver to such holder a certificate for the number of shares of Common Stock issuable upon such conversion in accordance with the provisions hereof (rounded down to the nearest whole share). Upon surrender of a certificate representing Series B Preferred Stock to be converted in part, the Company shall after the Series B Conversion Date issue a certificate representing the number of full shares of Series B Preferred Stock not so converted.

            (c) All outstanding shares of Series B Preferred Stock to be converted pursuant to the Series B Conversion Demand shall, on the Series B Conversion Date, be converted into Common Stock for all purposes. On and after the Series B Conversion Date, (i) no such shares of Series B Preferred Stock shall be deemed to be outstanding or be transferable on the books of the Company or the stock transfer agent, if any, for such shares of Series B Preferred Stock, and (ii) the holder of such shares, as such, shall not be entitled to receive any dividends or other distributions, to receive notices or to vote such shares or to exercise or to enjoy any other powers, preferences or rights in respect thereof, other than the right, upon surrender of the certificate representing such shares, to receive a certificate for the number of shares of Common Stock into which such shares shall have been converted.

      4.2 Adjustments to Series B Conversion Price.

            (a) Definitions. For the purposes of this Section 4, the following terms shall have the following meanings ascribed thereto:

                  (i) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or deemed to be issued pursuant to clause (b) below) by the Company after the Initial Issuance Date, but shall not include up to 4,211,799 shares of Common Stock issuable upon exercise of options granted by the Company pursuant to a statutory employee option plan approved in accordance with Section 6 below.

                  (ii) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

                  (iii) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities, but shall not include options to purchase up to 4,211,799 shares of Common Stock granted by the Company pursuant to a statutory employee option plan approved in accordance with Section 6 below.

            (b) Deemed Issue of Additional Shares of Common Stock.

                  (i) If the Company at any time or from time to time after the date of the initial issuance of shares of Series B Preferred Stock (the "Initial Issuance Date") shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

                  (ii) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series B Conversion Price pursuant to the terms of Section 4.2(c) below, are revised (either automatically pursuant to the provisions contained therein or as a result of an amendment to such terms) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then, effective upon such increase or decrease becoming effective, the Series B Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series B Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no adjustment pursuant to this clause (ii) shall have the effect of increasing the Series B Conversion Price to an amount which exceeds the lower of (i) the Series B Conversion Price on the original adjustment date, or (ii) the Series B Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock between the original adjustment date and such readjustment date.

                  (iii) If the terms of any Option or Convertible Security, the issuance of which did not result in an adjustment to the Series B Conversion Price pursuant to the terms of Section 4.2(c) below (either because the consideration per share of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series B Conversion Price then in effect, or because such Option or Convertible Security was issued before the Initial Issuance Date), are revised after the Initial Issuance Date (either automatically pursuant to the provisions contained therein or as a result of an amendment to such terms) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended, and the Additional Shares of Common Stock subject thereto shall be deemed to have been issued effective upon such increase or decrease becoming effective.

                  (iv) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series B Conversion Price pursuant to the terms of Section 4.2(c) below, the Series B Conversion Price shall be readjusted to such Series B Conversion Price as would have obtained had such Option or Convertible Security never been issued.

            (c) Adjustment of Series B Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Company shall at any time after the Initial Issuance Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.2(b)), without consideration or for a consideration per share less than the applicable Series B Conversion Price in effect immediately prior to such issue, then the Series B Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

                  CP2 = CP1 *  (A + B) / (A + C)

      For purposes of the foregoing formula, the following definitions shall apply:

            (A) "CP2" shall mean the Series B Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

            (B) "CP1" shall mean the Series B Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

            (C) "A" shall mean the number of shares of Common Stock outstanding and deemed outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion of Convertible Securities (including the Series B Preferred Stock) outstanding immediately prior to such issue);

            (D) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and

            (E) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

            (d) Determination of Consideration. For purposes of this Section 4.2, the consideration received by the Company for the issue of any Additional Shares of Common Stock shall be computed as follows:

                  (i) Cash and Property: Such consideration shall:

                        (A) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest;

                        (B) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

                        (C) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (I) and (II) above, as determined in good faith by the Board.

                  (ii) Options and Convertible Securities. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.2(b), relating to Options and Convertible Securities, shall be determined by dividing:

                        (A) the total amount,  if any, received or receivable by
                  the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

                        (B) the maximum number of shares of Common Stock (as set
                  forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

            (e) Multiple Closing Dates. In the event the Company shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series B Conversion Price pursuant to the terms of Section 4.2(c) above then, upon the final such issuance, the Series B Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without additional giving effect to any adjustments as a result of any subsequent issuances within such period).

            (f) Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the Initial Issuance Date effect a subdivision of the outstanding Common Stock without a comparable subdivision of the Series B Preferred Stock or combine the outstanding shares of Series B Preferred Stock without a comparable combination of the Common Stock, the Series B Conversion Price in effect immediately before that subdivision or combination shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Company shall at any time or from time to time after the Initial Issuance Date combine the outstanding shares of Common Stock without a comparable combination of the Series B Preferred Stock or effect a subdivision of the outstanding shares of Series B Preferred Stock without a comparable subdivision of the Common Stock, the Series B Conversion Price in effect immediately before the combination or subdivision shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

      4.3 Adjustment for Certain Dividends and Distributions. In the event the Company at any time or from time to time after the Initial Issuance Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series B Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series B Conversion Price then in effect by a fraction:

            (a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

            (b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series B Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series B Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and provided further, however, that no such adjustment shall be made if the holders of Series B Preferred Stock simultaneously receive (i) a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series B Preferred Stock had been converted into Common Stock on the date of such event or (ii) a dividend or other distribution of shares of Series B Preferred Stock which are convertible, as of the date of such event, into such number of shares of Common Stock as is equal to the number of additional shares of Common Stock being issued with respect to each share of Common Stock in such dividend or distribution.

      4.4 Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time after the Initial Issuance Date shall make or issue, or fix a record date for the determination of holders of capital stock of the Company entitled to receive, a dividend or other distribution payable in securities of the Company (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property, then and in each such event the holders of Series B Preferred Stock shall receive, simultaneously with the distribution to the holders of such capital stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series B Preferred Stock had been converted into Common Stock on the date of such event.

      4.5 Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Common Stock (but not the Series B Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.3 or 4.4), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series B Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of Series B Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series B Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series B Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series B Preferred Stock.

      4.6 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series B Conversion Price pursuant to this Section 4, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series B Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of Series B Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series B Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series B Preferred Stock.

      4.7 Notice of Record Date. In the event:

            (a) the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time issuable upon conversion of the Series B Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right; or

            (b)  of   any   capital   reorganization   of   the   Company,   any
reclassification of the Common Stock of the Company, or any Deemed Liquidation Event; or

            (c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company will send or cause to be sent to the holders of the Series B Preferred Stock a notice specifying, as the case may be,
(i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time issuable upon the conversion of the Series B Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series B Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice. Any notice required by the provisions hereof to be given to a holder of shares of Preferred Stock shall be deemed sent to such holder if deposited in the United States mail, postage prepaid, and addressed to such holder at his, her or its address appearing on the books of the Company.

      4.8 Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of any shares of Series B Preferred Stock. Any fractional interest in a share of Common Stock resulting from conversion of one or more shares of Series B Preferred Stock shall be paid in cash (computed to the nearest cent) equal to such fraction equal to the fair market value of a share of Common Stock as of the date of such conversion, as reasonably determined by the Company.

      4.9 Reserved Common Stock. The Company will at all times when any shares of Series B Preferred Stock are outstanding, reserve and keep available out of its authorized but unissued stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock

      4.10 Provisional Conversion at the Option of the Corporation.

            (a) The Company may, at its option, cause the conversion of all, but not less than all, of the shares of the Series B Preferred Stock then outstanding into such number of fully paid and nonassessable shares of Common Stock, per share of Series B Preferred Stock so converted, as is determined by dividing the Original Issue Price by the Series B Conversion Price in effect at the time of conversion, if (x) the Closing Price (as defined below) of the Common Stock has exceeded 400% of the then effective Series B Conversion Price for at least 20 Trading Days (as defined below) within a period of 30 consecutive Trading Days ending on the Trading Day prior to the date on which the Company notifies the holders of the Series B Preferred Stock (pursuant to Section 4.10(b) below) that it is exercising its option to cause the conversion of the Series B Preferred Stock pursuant to this Section 4.10 (the "Provisional Conversion Notice Date") and (y) the actual average daily trading volume of the Common Stock, on the Over-The-Counter Bulletin Board or any other stock quotation system or exchange upon which the Common Stock is listed, during the 30 consecutive Trading Day period referred to in clause (x) above is at least 100,000 shares of Common Stock (subject to adjustment from time to time as a result of a stock split, stock combination or any other similar event affecting the outstanding number of shares of Common Stock).

            (b) In order for the Company to exercise its rights to cause the conversion of all of the Series B Preferred Stock pursuant to this Section 4.10, a written notice (the "Provisional Conversion Notice") shall be sent by or on behalf of the Company, by first class mail, postage prepaid, to the holders of record of the Series B Preferred Stock as they appear on the stock register of the Company on the Provisional Conversion Notice Date notifying such holders of the election of the Company to cause the conversion of all of the Series B Preferred Stock and of the Provisional Conversion Date (as defined below), which date shall not be less than 5 days nor be more than 10 days after the Provisional Conversion Notice Date.

            (c) If a Provisional Conversion Notice shall have been given as hereinbefore provided, then each holder of the Series B Preferred Stock shall be entitled to all preferences and relative, participating, optional and other special rights accorded by this certificate until and including the Provisional Conversion Date. From and after the Provisional Conversion Date, upon delivery by the Company of the Common Stock issuable upon conversion of the Series B Preferred Stock, together with payment in full of all accrued and unpaid dividends thereon as provided in Section 2(b), the Series B Preferred Stock shall no longer be deemed to be outstanding, and all rights of the holders of such Series B Preferred Stock (in their capacity as holders of Series B Preferred Stock) shall cease and terminate.

            (d) For purpose of this Section 4.10, following definitions shall apply:

                  (i) "Closing Price" means, on any date of determination, the closing price (or, if no closing price is reported, the last reported sale price) per share reported by the Over-The-Counter Bulletin Board or any other stock quotation system or exchange upon which the Common Stock is listed.

                  (ii) "Provisional Conversion Date" means the date fixed for conversion of shares of Series B Preferred Stock pursuant to this Section 4.10.

                  (iii) "Trading Day" means a day on which the Common Stock (i) is not suspended from trading on the Over-The-Counter Bulletin Board or any other stock quotation system or exchange upon which the Common Stock is listed and (ii) has traded at least once on the Over-The-Counter Bulletin Board or any other stock quotation system or exchange upon which the Common Stock is listed.

      5. Reacquired Shares. Any shares of Series B Preferred Stock converted, exchanged, redeemed, purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares of Series B Preferred Stock shall upon their cancellation become authorized but unissued shares of the Company's preferred stock, par value $0.0001 per share, and, upon the filing of an appropriate Certificate of Designation with the Secretary of State of the State of Delaware, may be reissued as part of another class or series of the Company's preferred stock, par value $0.0001 per share, including, without limitation, Series B Preferred Stock, all subject to the conditions or restrictions on issuance set forth herein.

      6. Voting Rights.

            (a) Each share of Series B Preferred Stock shall entitle the holder thereof to vote, in person, by proxy or at a special or annual meeting of the stockholders of the Company, on all matters voted on by holders of Common Stock, voting together as a single class with the holders of the Common Stock and all other shares entitled to vote thereon as a single class with the Common Stock. With respect to any such matters as to which holders of the Series B Preferred Stock shall be entitled to vote, each issued and outstanding share of Series B Preferred Stock shall entitle the holder thereof to cast that number of votes per share as is equal to the number of shares of Common Stock issuable upon conversion thereof.

            (b) The Company shall not, without the prior affirmative vote or written consent of the Requisite Preferred Majority (as defined below):

                  (i) adversely alter or change, or engage in any action that would result in any adverse alteration of or change to, the rights, preferences or privileges of the Series A Preferred Stock or the Series B Preferred Stock;

                  (ii) increase the authorized number of shares of the Series A Preferred Stock or the Series B Preferred Stock;

                  (iii) create, authorize, sell or issue any new class or series of the Company's capital stock or any bonds, notes or other obligations convertible into, exchangeable for or having option rights to purchase shares of such new class or series or reclassify any class or series of the Company's capital stock;

                  (iv) increase the authorized number of members of the Board;

                  (v) amend or repeal any provision of, or add any provision to, the Company's certificate of incorporation, certificates of designations or bylaws (in any such case, whether by merger, consolidation or otherwise) in a manner that adversely affects the rights of the Series A Preferred Stock, the Series B Preferred Stock or the holders thereof;

                  (vi) pay or set aside funds for the payment of any dividends or make any distributions on any of the Company's capital stock (other than the Series A Preferred Stock or the Series B Preferred Stock);

                  (vii) engage, or permit any of its subsidiaries to engage, in any transaction with an affiliate of the Company or any of its subsidiaries, or an affiliate of any such person;

                  (viii) make, or permit any of its subsidiaries to make, any material change, directly or indirectly, in the nature of the Company's or such subsidiary's business;

                  (ix) incur or become liable for, or permit any of its subsidiaries to incur or become liable for, through guarantees or otherwise, directly or indirectly, any indebtedness in excess of $5 million in the aggregate at any one time outstanding (calculated on a consolidated basis for the Company and its subsidiaries);

                  (x) for so long as the outstanding shares of Series A Preferred Stock and Series B Preferred Stock shall collectively represent 5% of the outstanding shares of capital stock of the Company or any successor entity thereto (calculated on a fully diluted basis), engage, or permit any of its subsidiaries to engage, in any merger, consolidation, acquisition, recapitalization, joint venture or partnership;

                  (xi) directly or indirectly dispose of all of the equity interests in any of its direct or indirect subsidiaries or directly or indirectly dispose of all or substantially all of the assets of the Company or any of its direct or indirect subsidiaries;

                  (xii) authorize, approve or implement any employee option plan or similar employee equity program (it being understood that (x) the Company contemplates authorizing a 2005 Management Stock Option Plan providing for the issuance of options for up to 4,211,799 shares of Common Stock and (y) the Requisite Preferred Majority shall have the right to approve the form and substance of such 2005 Management Stock Option Plan pursuant to this clause
(xii));

                  (xiii) permit any of its subsidiaries to issue any of its capital stock or other equity securities to any person or entity other than the Company or any of the Company's wholly-owned subsidiaries or otherwise engage in any transaction, or permit any of its subsidiaries to engage in any transaction, which results in the Company ceasing to directly or indirectly own 100% of the issued and outstanding capital stock and other equity securities of Aduromed Corporation or any other direct or indirect subsidiary of the Company; or

                  (xiv) enter into, or permit any of its subsidiaries to enter into, any contract or other agreement to consummate any of the foregoing.

            (c) For the purposes hereof, the term "Requisite Preferred Majority" shall mean the holders of more than 50% of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a single class on an as-converted basis.

      7. No Impairment. The Company will not, through any reorganization, transfer of assets, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions hereunder and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights and liquidation preferences granted hereunder of the holders of the Series B Preferred Stock against impairment.

      The Company has caused this Certificate of Designations to be signed as of this __ day of [____________], 200__.


                                        GENERAL DEVICES, INC.


                                        By:
                                        ----------------------------------------
                                        Name:
                                        Title:

                                                                       Exhibit 8

                         FORM OF FIRST CLOSING WARRANT

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THIS WARRANT AND THE COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS WARRANT UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO GENERAL DEVICES, INC. THAT SUCH REGISTRATION IS NOT REQUIRED.

                              GENERAL DEVICES, INC.

                              COMMON STOCK WARRANT

No. __                                  Issue Date:

      GENERAL DEVICES, INC., a corporation organized under the laws of the State of Delaware, hereby certifies that, for value received, _________________, or assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company (as defined herein) from and after the date hereof and at any time or from time to time before 5:00 p.m., New York time, through the close of business (New York time) on September 30, 2012 (the "Expiration Date"), up to _______ fully paid and nonassessable shares of Common Stock of the Company, par value $0.0001 per share ("Common Stock") at an exercise price of $0.37883 per share, subject to adjustment hereunder (such exercise price, as adjusted from time to time, the "Exercise Price").

      As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

            (a) The term "Company" shall include General Devices, Inc. and any corporation which shall succeed, or assume the obligations of, General Devices, Inc. hereunder.

            (b) The term "Common Stock" includes (a) the Company's Common Stock, par value $0.0001 per share, and (b) any other securities into which or for which any of the securities described in clause (a) may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

            (c) The term "Other Securities" refers to any stock (other than Common Stock) and other securities of the Company or any other person (corporate or otherwise) which the holder of the Warrant at any time shall be entitled to receive, or shall have received, on the exercise of the Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 3 or 4 or otherwise.

      1. Exercise of Warrant.

      1.1 Number of Shares Issuable upon Exercise. From and after the date hereof through and including the Expiration Date, the Holder shall be entitled to receive, upon exercise of this Warrant in whole or in part, by delivery of an original or fax copy of an exercise notice in the form attached hereto as Exhibit A (the "Exercise Notice"), up to _______ shares of Common Stock of the Company, subject to adjustment pursuant to Sections 4 and 5 (such number of shares of Common Stock, as adjusted from time to time, the "Warrant Shares Number").

      1.2 Company Acknowledgment. The Company will, at the time of the exercise of the Warrant, upon the request of the Holder hereof acknowledge in writing its continuing obligation to afford to such Holder any rights to which such Holder shall continue to be entitled after such exercise in accordance with the provisions of this Warrant. If the Holder shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to afford to such Holder any such rights.

      2. Procedure for Exercise.

      2.1 Delivery of Stock Certificates, etc. on Exercise. The Company agrees that the shares of Common Stock purchased upon exercise of this Warrant shall be deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares in accordance herewith. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within three (3) business days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct in compliance with applicable securities laws, a certificate or certificates for the number of duly and validly issued, fully paid and nonassessable shares of Common Stock (or Other Securities) to which such Holder shall be entitled on such exercise.

      2.2 Cash Exercise. Payment shall be made in cash or by certified or official bank check payable to the order of the Company equal to the applicable aggregate Exercise Price, for the number of shares of Common Stock (or Other Securities) specified in such Exercise Notice (as such exercise number shall be adjusted to reflect any adjustment in the total number of shares of Common Stock (or Other Securities) issuable to the Holder per the terms of this Warrant) and the Holder shall thereupon be entitled to receive the number of duly authorized, validly issued, fully-paid and non-assessable shares of Common Stock (or Other Securities) determined as provided herein.

      2.3 Cashless Exercise. In lieu of payment of the Exercise Price as provided above, the Holder may elect a cashless net exercise. In the case of such cashless net exercise, the Holder shall surrender this Warrant for cancellation and receive in exchange therefor the full number of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock (or Other Securities) as is computed using the following formula:

                                 X = Y * (A - B)
                                     -----------
                                          A
where:

      X = the number of shares of Common Stock (or Other Securities) to be issued to the Holder upon cashless exercise of this Warrant

      Y = the total number of shares Common Stock (or Other Securities) covered by this Warrant which the Holder has surrendered at such time for cashless exercise (including both shares to be issued to the Holder upon cashless exercise of this Warrant and shares to be cancelled as payment therefor)

      A = the Current Market Value as of the business day on which the Holder surrenders this Warrant to the Company

      B = the Exercise Price then in effect under this Warrant at the time at which the Holder surrenders this Warrant to the Company

For purposes of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), it is intended, understood and acknowledged that the Common Stock (or Other Securities) issued in a cashless exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for the Common Stock (or Other Securities) shall be deemed to have commenced, on the date this Warrant was originally issued.

      2.4 Limitation on Exercise. Notwithstanding anything herein to the contrary, from and after the date on which the Company shall have registered the Common Stock (or Other Securities) under the Securities Act, in no event shall the Holder be entitled to exercise any portion of this Warrant in excess of that portion of this Warrant upon exercise of which the sum of (i) the number of shares of Common Stock (or Other Securities) beneficially owned by the Holder and its Affiliates (other than shares of Common Stock (or Other Securities) which may be deemed beneficially owned through the ownership of the unexercised portion of the Warrant or the unexercised or unconverted portion of any other security of the Holder subject to a limitation on conversion analogous to the limitations contained herein) and (ii) the number of shares of Common Stock (or Other Securities) issuable upon the exercise of the portion of this Warrant with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its Affiliates of more than 4.99% of the then outstanding shares of Common Stock (or Other Securities). As used herein, the term "Affiliate" means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the Securities Act. For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such proviso. The Holder may waive the limitations set forth herein by sixty-one (61) days written notice to the Company.

      3. Effect of Merger or Reorganization, etc.; Adjustment of Exercise Price.

      3.1 Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Common Stock is converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, this Warrant shall thereafter be exercisable in lieu of the Common Stock into which it was exercisable prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Company issuable upon exercise of this Warrant immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the board of directors of the Company (the "Board")) shall be made in the application of the provisions of Section 3, 4 and 5 with respect to the rights and interests thereafter of the Holders of this Warrant, to the end that the provisions set forth in Section 3, 4 and 5 (including provisions with respect to changes in and other adjustments of the Exercise Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the exercise of this Warrant.

      3.2 Dissolution. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the Company, concurrently with any distributions made to holders of its Common Stock, shall at its expense deliver or cause to be delivered to the Holder the stock and other securities and property (including cash, where applicable) receivable by the Holder of the Warrant pursuant to Section 3.1.

      3.3 Continuation of Terms. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this
Section 3, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant. In the event this Warrant does not continue in full force and effect after the consummation of the transactions described in this Section 3, then the Company's securities and property (including cash, where applicable) receivable by the Holders of the Warrant will be delivered to Holder.

      4. Extraordinary Events Regarding Common Stock.

      4.1 Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time effect a subdivision of the outstanding Common Stock (or Other Securities), the Exercise Price then in effect immediately before that subdivision shall be proportionately decreased. If the Company shall at any time or from time to time combine the outstanding shares of Common Stock (or Other Securities), the Exercise Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this clause shall become effective at the close of business on the date the subdivision or combination becomes effective.

      4.2 Adjustment for Certain Dividends and Distributions. In the event the Company at any time or from time to time shall make or issue, or fix a record date for the determination of holders of Common Stock (or Other Securities) entitled to receive, a dividend or other distribution payable in additional shares of Common Stock (or Other Securities), then and in each such event the Exercise Price then in effect shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Exercise Price then in effect by a fraction:

            (i) the numerator of which shall be the total number of shares of Common Stock (or Other Securities) issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

            (ii) the denominator of which shall be the total number of shares of Common Stock (or Other Securities) issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock (or Other Securities) issuable in payment of such dividend or distribution;

provided, however, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Exercise Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Exercise Price shall be adjusted pursuant to this clause as of the time of actual payment of such dividends or distributions.

      4.3 Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time shall make or issue, or fix a record date for the determination of holders of Common Stock (or Other Securities) entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Common Stock (or Other Securities), then and in each such event provision shall be made so that the Holder shall receive upon exercise of this Warrant in addition to the number of shares of Common Stock (or Other Securities) receivable thereupon, the amount of securities of the Company that it would have received had this Warrant been exercised into Common Stock (or Other Securities) on the date of such event and had they thereafter, during the period from the date of such event to and including the exercise date, retained such securities receivable by them as aforesaid during such period, giving application to all adjustments called for during such period with respect to the rights of the Holder.

      4.4 Adjustment for Reclassification, Exchange, or Substitution. If the Common Stock (or Other Securities) issuable upon the exercise of this Warrant shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets provided for below), then and in each such event the Holder shall have the right thereafter to exercise this Warrant into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock (or Other Securities) into which this Warrant might have been exercised immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

      4.5 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Exercise Price pursuant to this Section 4, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of the Holder, furnish or cause to be furnished to such holder a similar certificate setting forth (i) such adjustments and readjustments, (ii) the Exercise Price then in effect, and (iii) the Warrant Shares Number and the amount, if any, of other property which then would be received upon the exercise of this Warrant.

      4.6 Warrant Shares Number. If any event shall occur that results in any adjustment to the Exercise Price pursuant to this Section 4, then the Warrant Shares Number, as in effect immediately prior to such event, shall be adjusted such that the product of (a) the Exercise Price (as adjusted), times (b) the Warrant Shares Number (as adjusted), in each case in effect immediately following such event shall equal the product of (i) the Exercise Price, times
(b) the Warrant Shares Number, in each case in effect immediately prior to such event.

      5. Dilutive Issuances.

      5.1 Deemed Issue of Additional Shares of Common Stock.

                  (i) If the Company at any time or from time to time after the date of the issuance of this Warrant shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible
Securities, then the maximum number of shares of Common Stock (or Other Securities) (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

                  (ii) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Exercise Price pursuant to the terms of Section 5.2 below, are revised (either automatically pursuant to the provisions contained therein or as a result of an amendment to such terms) to provide for either (1) any increase or decrease in the number of shares of Common Stock (or Other Securities) issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then, effective upon such increase or decrease becoming effective, the Exercise Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Exercise Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no adjustment pursuant to this clause (ii) shall have the effect of increasing the Exercise Price to an amount which exceeds the lower of (i) the Exercise Price on the original adjustment date, or (ii) the Exercise Price that would have resulted from any issuances of Additional Shares of Common Stock between the original adjustment date and such readjustment date.

                  (iii) If the terms of any Option or Convertible Security, the issuance of which did not result in an adjustment to the Exercise Price pursuant to the terms of Section 5.2 below (either because the consideration per share of the Additional Shares of Common Stock subject thereto was equal to or greater than the Exercise Price then in effect, or because such Option or Convertible Security was issued before the issuance of this Warrant), are revised after the issuance of this Warrant (either automatically pursuant to the provisions contained therein or as a result of an amendment to such terms) to provide for either (1) any increase or decrease in the number of shares of Common Stock (or Other Securities) issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended, and the Additional Shares of Common Stock subject thereto shall be deemed to have been issued effective upon such increase or decrease becoming effective.

                  (iv) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Exercise Price pursuant to the terms of Section 5.2 below, the Exercise Price shall be readjusted to such Exercise Price as would have obtained had such Option or Convertible Security never been issued.

      5.2 Adjustment of Exercise Price Upon Issuance of Additional Shares of Common Stock. In the event the Company shall at any time after the issuance of this Warrant issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 5.1), without consideration or for a consideration per share less than the applicable Exercise Price in effect immediately prior to such issue, then the Exercise Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

                  EP2 = EP1 *  (A + B) / (A + C)

      For purposes of the foregoing formula, the following definitions shall apply:

            "EP2" shall mean the Exercise Price in effect immediately after such issue of Additional Shares of Common Stock;

            "EP1" shall mean the Exercise Price in effect  immediately  prior to such issue of Additional Shares of Common Stock;

            "A" shall mean the number of shares of Common Stock (or Other Securities) outstanding and deemed outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock (or Other Securities) issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion of Convertible Securities outstanding immediately prior to such issue);

            "B" shall mean the number of shares of Common Stock (or Other Securities) that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to EP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by EP1); and

            "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

      5.3 Determination of Consideration. For purposes of this Section 5, the consideration received by the Company for the issue of any Additional Shares of Common Stock shall be computed as follows:

                  (i) Cash and Property: Such consideration shall:

                        (A) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest;

                        (B) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

                        (C) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (A) and (B) above, as determined in good faith by the Board.

                  (ii) Options and Convertible Securities. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section 5.1, relating to Options and Convertible Securities, shall be determined by dividing:

                        (A) the total amount,  if any, received or receivable by
                  the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

                        (B) the maximum number of shares of Common Stock (as set
                  forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

      5.4 Multiple Closing Dates. In the event the Company shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Exercise Price pursuant to the terms of Section 5.2 above then, upon the final such issuance, the Exercise Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without additional giving effect to any adjustments as a result of any subsequent issuances within such period).

      5.5 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Exercise Price pursuant to this Section 5, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of the Holder, furnish or cause to be furnished to such holder a similar certificate setting forth (i) such adjustments and readjustments, (ii) the Exercise Price then in effect, and (iii) the Warrant Shares Number and the amount, if any, of other property which then would be received upon the exercise of this Warrant.

      5.6 Warrant Shares Number. If any event shall occur that results in any adjustment to the Exercise Price pursuant to this Section 5, then the Warrant Shares Number, as in effect immediately prior to such event, shall be adjusted such that the product of (a) the Exercise Price (as adjusted), times (b) the Warrant Shares Number (as adjusted), in each case in effect immediately following such event shall equal the product of (i) the Exercise Price, times
(b) the Warrant Shares Number, in each case in effect immediately prior to such event.

      6. Reservation of Stock, etc. Issuable on Exercise of Warrant. The Company will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrant, shares of Common Stock (or Other Securities) from time to time issuable on the exercise of the Warrant. The Company will not, by amendment of its charter or through reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any shares of Common Stock (or Other Securities) obtainable upon the exercise of this Warrant and (b) take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock (or Other Securities) upon the exercise of this Warrant.

      7. Assignment; Exchange of Warrant. Subject to compliance with applicable securities laws, this Warrant, and the rights evidenced hereby, may be transferred by any registered holder hereof (a "Transferor") in whole or in part. On the surrender for exchange of this Warrant, with the Transferor's endorsement in the form of Exhibit B attached hereto (the "Transferor Endorsement Form") and together with evidence reasonably satisfactory to the Company demonstrating compliance with applicable securities laws, which shall include, without limitation, a legal opinion from the Transferor's counsel that such transfer is exempt from the registration requirements of applicable securities laws, the Company at its expense but with payment by the Transferor of any applicable transfer taxes) will issue and deliver to or on the order of the Transferor thereof a new Warrant of like tenor, in the name of the Transferor and/or the transferee(s) specified in such Transferor Endorsement Form (each a "Transferee"), calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant so surrendered by the Transferor.

      8. Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of this Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

      9. Warrant Agent. The Company may, by written notice to the Holder of the Warrant, appoint an agent for the purpose of issuing Common Stock (or Other Securities) on the exercise of this Warrant pursuant to Section 1, exchanging this Warrant pursuant to Section 7, and replacing this Warrant pursuant to
Section 8, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

      10. Transfer on the Company's Books. Until this Warrant is transferred on the books of the Company, the Company may treat the registered holder hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

      11. Notices, etc. All notices and other communications from the Company to the Holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company in writing by such Holder or, until any such Holder furnishes to the Company an address, then to, and at the address of, the last Holder of this Warrant who has so furnished an address to the Company.

      12. Definitions. For purposes of this Warrant, the following definitions shall apply:

            (a) "Additional Shares of Common Stock" shall mean all shares of Common Stock (or Other Securities) issued (or deemed to be issued pursuant to Section 5) by the Company after the date of issuance of this Warrant, but shall not include up to 4,211,799 shares of Common Stock issuable upon exercise of options granted by the Company pursuant to a statutory employee benefit plan approved in accordance with Section 7 of the Company's Series A Certificate of Designations.

            (b)   "Convertible   Securities"   shall  mean  any   evidences   of
indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock (or Other Securities), but excluding Options.

            (c) "Current Market Value" means the fair market value of the shares of Common Stock (or Other Securities), as determined as follows:

                  (i) if the Common Stock (or Other Securities) is traded on a securities exchange or the NASDAQ Stock Market, the value shall be deemed to be the average of the closing prices of the Common Stock (or Other Securities) on such exchange or market over the five (5) trading day period ending three (3) days prior to the date of determination;

                  (ii) if the Common Stock (or Other Securities) is actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the five (5) trading day period ending three (3) days prior to the date of determination; or

                  (iii) if there is no active public market for the Common Stock (or Other Securities), the value shall be the fair market value thereof, as determined in good faith by the Board.

            (d) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock (or Other Securities) or Convertible Securities, but shall not include options to purchase up to 4,211,799 shares of Common Stock granted by the Company pursuant to a statutory employee benefit plan approved in accordance with Section 7 of the Company's Series A Certificate of Designations.

      13. Miscellaneous. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant shall be governed by and construed in accordance with the laws of State of New York without regard to principles of conflicts of laws. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

                           [Signature page to follow]

      IN WITNESS WHEREOF, the Company has executed this Warrant as of the date first written above.


                                        GENERAL DEVICES, INC.


                                        By:
                                        ----------------------------------------
                                        Name:
                                        Title:

                                                                       Exhibit 9

                         FORM OF SECOND CLOSING WARRANT

      THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THIS WARRANT AND THE COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS WARRANT UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO GENERAL DEVICES, INC. THAT SUCH REGISTRATION IS NOT REQUIRED.

                              GENERAL DEVICES, INC.

                              COMMON STOCK WARRANT

No. __ Issue Date:

      GENERAL DEVICES, INC., a corporation organized under the laws of the State of Delaware, hereby certifies that, for value received, _________________, or assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company (as defined herein) from and after the date hereof and at any time or from time to time before 5:00 p.m., New York time, through the close of business (New York time) on January 24, 2013 (the "Expiration Date"), up to _______ fully paid and nonassessable shares of Common Stock of the Company, par value $0.0001 per share ("Common Stock") at an exercise price of $0.37883 per share, subject to adjustment hereunder (such exercise price, as adjusted from time to time, the "Exercise Price").

      As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

            (a) The term "Company" shall include General Devices, Inc. and any corporation which shall succeed, or assume the obligations of, General Devices, Inc. hereunder.

            (b) The term "Common Stock" includes (a) the Company's Common Stock, par value $0.0001 per share, and (b) any other securities into which or for which any of the securities described in clause (a) may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

            (c) The term "Other Securities" refers to any stock (other than Common Stock) and other securities of the Company or any other person (corporate or otherwise) which the holder of the Warrant at any time shall be entitled to receive, or shall have received, on the exercise of the Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 3 or 4 or otherwise.

      1. Exercise of Warrant.

      1.1 Number of Shares Issuable upon Exercise. From and after the date hereof through and including the Expiration Date, the Holder shall be entitled to receive, upon exercise of this Warrant in whole or in part, by delivery of an original or fax copy of an exercise notice in the form attached hereto as Exhibit A (the "Exercise Notice"), up to _______ shares of Common Stock of the Company, subject to adjustment pursuant to Sections 4 and 5 (such number of shares of Common Stock, as adjusted from time to time, the "Warrant Shares Number").

      1.2 Company Acknowledgment. The Company will, at the time of the exercise of the Warrant, upon the request of the Holder hereof acknowledge in writing its continuing obligation to afford to such Holder any rights to which such Holder shall continue to be entitled after such exercise in accordance with the provisions of this Warrant. If the Holder shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to afford to such Holder any such rights.

      2. Procedure for Exercise.

      2.1 Delivery of Stock Certificates, etc. on Exercise. The Company agrees that the shares of Common Stock purchased upon exercise of this Warrant shall be deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares in accordance herewith. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within three (3) business days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct in compliance with applicable securities laws, a certificate or certificates for the number of duly and validly issued, fully paid and nonassessable shares of Common Stock (or Other Securities) to which such Holder shall be entitled on such exercise.

      2.2 Cash Exercise. Payment shall be made in cash or by certified or official bank check payable to the order of the Company equal to the applicable aggregate Exercise Price, for the number of shares of Common Stock (or Other Securities) specified in such Exercise Notice (as such exercise number shall be adjusted to reflect any adjustment in the total number of shares of Common Stock (or Other Securities) issuable to the Holder per the terms of this Warrant) and the Holder shall thereupon be entitled to receive the number of duly authorized, validly issued, fully-paid and non-assessable shares of Common Stock (or Other Securities) determined as provided herein.

      2.3 Cashless Exercise. In lieu of payment of the Exercise Price as provided above, the Holder may elect a cashless net exercise. In the case of such cashless net exercise, the Holder shall surrender this Warrant for cancellation and receive in exchange therefor the full number of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock (or Other Securities) as is computed using the following formula:

                                 X = Y * (A - B)
                                    ------------
                                        A
where:

      X = the number of shares of Common Stock (or Other Securities) to be issued to the Holder upon cashless exercise of this Warrant

      Y = the total number of shares Common Stock (or Other Securities) covered by this Warrant which the Holder has surrendered at such time for cashless exercise (including both shares to be issued to the Holder upon cashless exercise of this Warrant and shares to be cancelled as payment therefor)

      A = the Current Market Value as of the business day on which the Holder surrenders this Warrant to the Company

      B = the Exercise Price then in effect under this Warrant at the time at which the Holder surrenders this Warrant to the Company

For purposes of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), it is intended, understood and acknowledged that the Common Stock (or Other Securities) issued in a cashless exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for the Common Stock (or Other Securities) shall be deemed to have commenced, on the date this Warrant was originally issued.

      2.4 Limitation on Exercise. Notwithstanding anything herein to the contrary, from and after the date on which the Company shall have registered the Common Stock (or Other Securities) under the Securities Act, in no event shall the Holder be entitled to exercise any portion of this Warrant in excess of that portion of this Warrant upon exercise of which the sum of (i) the number of shares of Common Stock (or Other Securities) beneficially owned by the Holder and its Affiliates (other than shares of Common Stock (or Other Securities) which may be deemed beneficially owned through the ownership of the unexercised portion of the Warrant or the unexercised or unconverted portion of any other security of the Holder subject to a limitation on conversion analogous to the limitations contained herein) and (ii) the number of shares of Common Stock (or Other Securities) issuable upon the exercise of the portion of this Warrant with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its Affiliates of more than 4.99% of the then outstanding shares of Common Stock (or Other Securities). As used herein, the term "Affiliate" means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the Securities Act. For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such proviso. The Holder may waive the limitations set forth herein by sixty-one (61) days written notice to the Company.

      3. Effect of Merger or Reorganization, etc.; Adjustment of Exercise Price.

      3.1 Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Common Stock is converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, this Warrant shall thereafter be exercisable in lieu of the Common Stock into which it was exercisable prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Company issuable upon exercise of this Warrant immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the board of directors of the Company (the "Board")) shall be made in the application of the provisions of Section 3, 4 and 5 with respect to the rights and interests thereafter of the Holders of this Warrant, to the end that the provisions set forth in Section 3, 4 and 5 (including provisions with respect to changes in and other adjustments of the Exercise Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the exercise of this Warrant.

      3.2 Dissolution. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the Company, concurrently with any distributions made to holders of its Common Stock, shall at its expense deliver or cause to be delivered to the Holder the stock and other securities and property (including cash, where applicable) receivable by the Holder of the Warrant pursuant to Section 3.1.

      3.3 Continuation of Terms. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this
Section 3, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant. In the event this Warrant does not continue in full force and effect after the consummation of the transactions described in this Section 3, then the Company's securities and property (including cash, where applicable) receivable by the Holders of the Warrant will be delivered to Holder.

      4. Extraordinary Events Regarding Common Stock.

      4.1 Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time effect a subdivision of the outstanding Common Stock (or Other Securities), the Exercise Price then in effect immediately before that subdivision shall be proportionately decreased. If the Company shall at any time or from time to time combine the outstanding shares of Common Stock (or Other Securities), the Exercise Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this clause shall become effective at the close of business on the date the subdivision or combination becomes effective.

      4.2 Adjustment for Certain Dividends and Distributions. In the event the Company at any time or from time to time shall make or issue, or fix a record date for the determination of holders of Common Stock (or Other Securities) entitled to receive, a dividend or other distribution payable in additional shares of Common Stock (or Other Securities), then and in each such event the Exercise Price then in effect shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Exercise Price then in effect by a fraction:

                  (i) the numerator of which shall be the total number of shares of Common Stock (or Other Securities) issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

                  (ii) the denominator of which shall be the total number of shares of Common Stock (or Other Securities) issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock (or Other Securities) issuable in payment of such dividend or distribution;

provided, however, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Exercise Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Exercise Price shall be adjusted pursuant to this clause as of the time of actual payment of such dividends or distributions.

      4.3 Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time shall make or issue, or fix a record date for the determination of holders of Common Stock (or Other Securities) entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Common Stock (or Other Securities), then and in each such event provision shall be made so that the Holder shall receive upon exercise of this Warrant in addition to the number of shares of Common Stock (or Other Securities) receivable thereupon, the amount of securities of the Company that it would have received had this Warrant been exercised into Common Stock (or Other Securities) on the date of such event and had they thereafter, during the period from the date of such event to and including the exercise date, retained such securities receivable by them as aforesaid during such period, giving application to all adjustments called for during such period with respect to the rights of the Holder.

      4.4 Adjustment for Reclassification, Exchange, or Substitution. If the Common Stock (or Other Securities) issuable upon the exercise of this Warrant shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets provided for below), then and in each such event the Holder shall have the right thereafter to exercise this Warrant into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock (or Other Securities) into which this Warrant might have been exercised immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

      4.5 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Exercise Price pursuant to this Section 4, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of the Holder, furnish or cause to be furnished to such holder a similar certificate setting forth (i) such adjustments and readjustments, (ii) the Exercise Price then in effect, and (iii) the Warrant Shares Number and the amount, if any, of other property which then would be received upon the exercise of this Warrant.

      4.6 Warrant Shares Number. If any event shall occur that results in any adjustment to the Exercise Price pursuant to this Section 4, then the Warrant Shares Number, as in effect immediately prior to such event, shall be adjusted such that the product of (a) the Exercise Price (as adjusted), times (b) the Warrant Shares Number (as adjusted), in each case in effect immediately following such event shall equal the product of (i) the Exercise Price, times
(b) the Warrant Shares Number, in each case in effect immediately prior to such event.

      5. Dilutive Issuances.

      5.1 Deemed Issue of Additional Shares of Common Stock.

                  (i) If the Company at any time or from time to time after the date of the issuance of this Warrant shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible
Securities, then the maximum number of shares of Common Stock (or Other Securities) (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

                  (ii) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Exercise Price pursuant to the terms of Section 5.2 below, are revised (either automatically pursuant to the provisions contained therein or as a result of an amendment to such terms) to provide for either (1) any increase or decrease in the number of shares of Common Stock (or Other Securities) issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then, effective upon such increase or decrease becoming effective, the Exercise Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Exercise Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no adjustment pursuant to this clause (ii) shall have the effect of increasing the Exercise Price to an amount which exceeds the lower of (i) the Exercise Price on the original adjustment date, or (ii) the Exercise Price that would have resulted from any issuances of Additional Shares of Common Stock between the original adjustment date and such readjustment date.

                  (iii) If the terms of any Option or Convertible Security, the issuance of which did not result in an adjustment to the Exercise Price pursuant to the terms of Section 5.2 below (either because the consideration per share of the Additional Shares of Common Stock subject thereto was equal to or greater than the Exercise Price then in effect, or because such Option or Convertible Security was issued before the issuance of this Warrant), are revised after the issuance of this Warrant (either automatically pursuant to the provisions contained therein or as a result of an amendment to such terms) to provide for either (1) any increase or decrease in the number of shares of Common Stock (or Other Securities) issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended, and the Additional Shares of Common Stock subject thereto shall be deemed to have been issued effective upon such increase or decrease becoming effective.

                  (iv) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Exercise Price pursuant to the terms of Section 5.2 below, the Exercise Price shall be readjusted to such Exercise Price as would have obtained had such Option or Convertible Security never been issued.

      5.2 Adjustment of Exercise Price Upon Issuance of Additional Shares of Common Stock. In the event the Company shall at any time after the issuance of this Warrant issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 5.1), without consideration or for a consideration per share less than the applicable Exercise Price in effect immediately prior to such issue, then the Exercise Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

                  EP2 = EP1 *  (A + B) / (A + C)

      For purposes of the foregoing formula, the following definitions shall apply:

            "EP2" shall mean the Exercise Price in effect immediately after such issue of Additional Shares of Common Stock;

            "EP1" shall mean the Exercise Price in effect  immediately  prior to such issue of Additional Shares of Common Stock;

            "A" shall mean the number of shares of Common Stock (or Other Securities) outstanding and deemed outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock (or Other Securities) issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion of Convertible Securities outstanding immediately prior to such issue);

            "B" shall mean the number of shares of Common Stock (or Other Securities) that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to EP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by EP1); and

            "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

      5.3 Determination of Consideration. For purposes of this Section 5, the consideration received by the Company for the issue of any Additional Shares of Common Stock shall be computed as follows:

                  (i) Cash and Property: Such consideration shall:

                        (A) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest;

                        (B) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

                        (C) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (A) and (B) above, as determined in good faith by the Board.

                  (ii) Options and Convertible Securities. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section 5.1, relating to Options and Convertible Securities, shall be determined by dividing:

                        (A) the total amount,  if any, received or receivable by
                  the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

                        (B) the maximum number of shares of Common Stock (as set
                  forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

      5.4 Multiple Closing Dates. In the event the Company shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Exercise Price pursuant to the terms of Section 5.2 above then, upon the final such issuance, the Exercise Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without additional giving effect to any adjustments as a result of any subsequent issuances within such period).

      5.5 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Exercise Price pursuant to this Section 5, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of the Holder, furnish or cause to be furnished to such holder a similar certificate setting forth (i) such adjustments and readjustments, (ii) the Exercise Price then in effect, and (iii) the Warrant Shares Number and the amount, if any, of other property which then would be received upon the exercise of this Warrant.

      5.6 Warrant Shares Number. If any event shall occur that results in any adjustment to the Exercise Price pursuant to this Section 5, then the Warrant Shares Number, as in effect immediately prior to such event, shall be adjusted such that the product of (a) the Exercise Price (as adjusted), times (b) the Warrant Shares Number (as adjusted), in each case in effect immediately following such event shall equal the product of (i) the Exercise Price, times
(b) the Warrant Shares Number, in each case in effect immediately prior to such event.

      6. Reservation of Stock, etc. Issuable on Exercise of Warrant. The Company will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrant, shares of Common Stock (or Other Securities) from time to time issuable on the exercise of the Warrant. The Company will not, by amendment of its charter or through reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any shares of Common Stock (or Other Securities) obtainable upon the exercise of this Warrant and (b) take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock (or Other Securities) upon the exercise of this Warrant.

      7. Assignment; Exchange of Warrant. Subject to compliance with applicable securities laws, this Warrant, and the rights evidenced hereby, may be transferred by any registered holder hereof (a "Transferor") in whole or in part. On the surrender for exchange of this Warrant, with the Transferor's endorsement in the form of Exhibit B attached hereto (the "Transferor Endorsement Form") and together with evidence reasonably satisfactory to the Company demonstrating compliance with applicable securities laws, which shall include, without limitation, a legal opinion from the Transferor's counsel that such transfer is exempt from the registration requirements of applicable securities laws, the Company at its expense but with payment by the Transferor of any applicable transfer taxes) will issue and deliver to or on the order of the Transferor thereof a new Warrant of like tenor, in the name of the Transferor and/or the transferee(s) specified in such Transferor Endorsement Form (each a "Transferee"), calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant so surrendered by the Transferor.

      8. Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of this Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

      9. Warrant Agent. The Company may, by written notice to the Holder of the Warrant, appoint an agent for the purpose of issuing Common Stock (or Other Securities) on the exercise of this Warrant pursuant to Section 1, exchanging this Warrant pursuant to Section 7, and replacing this Warrant pursuant to
Section 8, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

      10. Transfer on the Company's Books. Until this Warrant is transferred on the books of the Company, the Company may treat the registered holder hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

      11. Notices, etc. All notices and other communications from the Company to the Holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company in writing by such Holder or, until any such Holder furnishes to the Company an address, then to, and at the address of, the last Holder of this Warrant who has so furnished an address to the Company.

      12. Definitions. For purposes of this Warrant, the following definitions shall apply:

            (a) "Additional Shares of Common Stock" shall mean all shares of Common Stock (or Other Securities) issued (or deemed to be issued pursuant to Section 5) by the Company after the date of issuance of this Warrant, but shall not include up to 4,211,799 shares of Common Stock issuable upon exercise of options granted by the Company pursuant to a statutory employee benefit plan approved in accordance with Section 7 of the Company's Series A Certificate of Designations.

            (b)   "Convertible   Securities"   shall  mean  any   evidences   of
indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock (or Other Securities), but excluding Options.

            (c) "Current Market Value" means the fair market value of the shares of Common Stock (or Other Securities), as determined as follows:

                  (i) if the Common Stock (or Other Securities) is traded on a securities exchange or the NASDAQ Stock Market, the value shall be deemed to be the average of the closing prices of the Common Stock (or Other Securities) on such exchange or market over the five (5) trading day period ending three (3) days prior to the date of determination;

                  (ii) if the Common Stock (or Other Securities) is actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the five (5) trading day period ending three (3) days prior to the date of determination; or

                  (iii) if there is no active public market for the Common Stock (or Other Securities), the value shall be the fair market value thereof, as determined in good faith by the Board.

            (d) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock (or Other Securities) or Convertible Securities, but shall not include options to purchase up to 4,211,799 shares of Common Stock granted by the Company pursuant to a statutory employee benefit plan approved in accordance with Section 7 of the Company's Series A Certificate of Designations.

      13. Miscellaneous. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant shall be governed by and construed in accordance with the laws of State of New York without regard to principles of conflicts of laws. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

                           [Signature page to follow]

      IN WITNESS WHEREOF, the Company has executed this Warrant as of the date first written above.



                                        GENERAL DEVICES, INC.


                                        By:
                                        ----------------------------------------
                                        Name:
                                        Title: